

Right Answers, Right Here.

TANNER
Accountants & Advisors

TOOTHY COW PRODUCTIONS, LLC

Financial Statements
As of December 31, 2021 and For the Period from Inception (March 9, 2021) through December 31, 2021

Together with Independent Auditors' Report



TANNER

Independent Auditors' Report

To the Members of
Toothy Cow Productions, LLC

Opinion

We have audited the accompanying financial statements of Toothy Cow Productions, LLC (the Company), which comprise the balance sheet as of December 31, 2021, and the related statements of operations, members' equity, and cash flows for the period from inception (March 9, 2021) through December 31, 2021, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Toothy Cow Productions, LLC as of December 31, 2021, and the results of its operations and its cash flows for the period from inception (March 9, 2021) through December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the *Auditors' Responsibilities for the Audit of the Financial Statements* section of our report. We are required to be independent of Toothy Cow Productions, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Tanner LLC

July 29, 2022

Balance Sheet

	As of December 31,
	2021
Assets	
Current assets:	
Cash and cash equivalents	$ 3,268,842
Other assets	3,618
Total assets	$ 3,272,460
Liabilities and Members' Equity	
Current liabilities:	
Accounts payable	$ 44,511
Accrued expenses	40,728
Total current liabilities	85,239
Commitments and contingencies	
Members' equity	3,187,221
Total liabilities and members' equity	$ 3,272,460

See accompanying notes to financial statements.

Statement of Operations

		For the period from Inception (March 9, 2021) through December
Operating expenses:		
General and administrative	$	1,904,539
Operating loss		1,904,539
Loss before income taxes		1,904,539
Income tax provision		9,624
Net loss	$	1,914,163

See accompanying notes to financial statements.

Statement of Members' Equity

For the Period from March 9, 2021 through December 31, 2021

	Preferred		Common		Accumulated	Total Members'
	Units	**Amount**	**Units**	**Amount**	**Deficit**	**Equity**
Balance at Inception (March 9, 2021)	-	$ -	-	$ -	$ -	$ -
Issuance of common units	-	-	15,000,000	-	-	-
Issuance of preferred units, net of issuance costs of $253,189	4,997,423	4,744,234	-	-	-	4,744,234
Issuance of common units in exchange for services	-	-	357,150	357,150	-	357,150
Net loss	-	-	-	-	(1,914,163)	(1,914,163)
Balance at December 31, 2021	4,997,423	$ 4,744,234	15,357,150	$ 357,150	$ (1,914,163)	$ 3,187,221

See accompanying notes to financial statements.

Statement of Cash Flows

		For the period from Inception (March 9, 2021) through December 31, 2021
Cash flows from operating activities:		
Net loss	$	(1,914,163)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities:		
Issuance of common units in exchange for services		357,150
Change in operating assets and liabilities		
Other assets		(3,618)
Accounts payable and accrued liabilities		85,239
Net cash and cash equivalents used in operating activities		(1,475,392)
Cash flows from financing activities:		
Issuance of preferred units, net of issuance costs		4,744,234
Net change in cash and cash equivalents		3,268,842
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	3,268,842

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of Organization and Summary of Significant Accounting Policies

Organization

Toothy Cow Productions, LLC (the Company) was incorporated on March 9, 2021 as a Tennessee corporation. The Company is a production company created for the purpose of developing, producing, and distributing a TV series called The WingFeather Saga.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include impairment of long-lived asset and valuation allowances for net deferred income tax assets.

Concentrations of Credit Risk

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, exceed federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash and cash equivalents; however, no assurance can be provided that access to the Company's invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

Major vendors are defined as those vendors having expenditures made by the Company which exceed 10% of the Company's total operating expenses. The Company had two concentrations of vendors of Vendor A at 28% and Vendor B (Parent Company – see Note 4) at 22% for the period from inception (March 9, 2021) through December 31, 2021.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of December 31, 2021, these cash equivalents consisted of money market funds.

Impairment of Long-Lived Assets

The Company reviews its other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the statement of operations for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company's assets to be impaired as of December 31, 2021.

Advertising

Advertising costs are expensed as incurred. Advertising expenses totaled $841,268 for the period from inception (March 9, 2021) through December 31, 2021.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions.

Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure through July 29, 2022, which is the date the financial statements were available to be issued.

2. Liquidity

The Company is pre-revenue as they completed the production of season 1 of the WingFeather Saga and do not plan to distribute season 1 until December 2022. The financial success of a television series depends on the reaction of the public and their ability to obtain additional regulation crowdfunding amounts. The Company has incurred significant net losses since inception that have accumulated to approximately $1,914,000 as of December 31, 2021. The Company used net cash of approximately $1,475,000 in operating activities from inception (March 9, 2021) through December 31, 2021. The net losses and use of cash in operating activities resulted from significant marketing efforts and the production of season 1. Management projects continued losses in 2022. However, the Company is preparing for another regulation crowdfunding through investors for up to $5,000,000. Although there can be no assurance, this funding is expected to provide the Company with resources necessary to continue its operations through at least July 29, 2023.

3. Preferred and Common Units

The Company has authorized 17,500,000 units of Preferred and Common units each. 15,000,000 of the Common units were issued as founder's units during 2021 to the parent of the Company for no cash consideration. The Preferred units were issued with the crowdfunding raise in which the units were issued at $1.00 per unit and the Company issued 4,997,423 units for total proceeds of $4,744,234, net of issuance costs of $253,189. During 2021, the Company issued 357,150 shares of Common units to a third-party in exchange for marketing services.

Prior to making any distributions to the Common unit holders, the Company must first make distributions to the Preferred unit holders until they have received a cumulative return of 120% of their initial capital contribution.

Voting

Each member has a number of votes equal to the number of units held by such member, except that Preferred unit holders do not have a right to vote.

4. Related Party Transactions

The Company paid the parent company a combined total of $214,000 for marketing reimbursements from crowdfunding advertising of $39,000 and for a production fee of $175,000.

5. Income Taxes

The provision for income taxes includes the following components for the period from inception (March 9, 2021) through December 31:

	2021
Current	$ 9,624
Deferred	-
	$ 9,624

Significant components of the Company's deferred income tax assets (liabilities) are as follows as of December 31:

	2021
Capitalized production costs	$ 480,614
Net operating loss carryforwards	14,622
Valuation allowance	(495,236)
	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated is the cumulative loss incurred since inception. Such objective evidence limits the ability to consider other subjective evidence such as the Company's projections for future growth.

On the basis of this evaluation, a full valuation allowance of $495,236 as of December 31, 2021 has been recorded as it more likely than not that the deferred tax assets will not be realized. The valuation allowance increased by $495,236 for the period from inception (March 9, 2021) through December 31, 2021, and there is no tax benefit presented on the accompanying financial statements.

As of December 31, 2021, the Company had U.S. federal net operating loss carryforwards of approximately $66,000. The federal net operating loss carryforwards generated can be carried forward indefinitely.

The Company recognized the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authorities, based on technical merits. The reversal of uncertain tax positions will not affect the Company's effective tax rate to the extent that it continues to maintain a full valuation allowance against its deferred tax assets. The Company has no uncertain tax positions.